Phoenix Balanced Trust - Form N-SAR - 10-31-05

SUB-ITEM 77M:  Mergers

(a)	Phoenix Strategic Allocation Fund.

(b)	On April 29, 2005, the Phoenix Balanced Fund ("Balanced")
acquired all of the net assets of Phoenix Strategic
Allocation Fund ("Strategic Allocation") pursuant to an
Agreement and Plan of Reorganization provided to shareholder in a Prospectus/Information Statement on April 26, 2005.

The acquisition was accomplished by a tax-free exchange of 14,653,836 Class A shares of Balanced, 603,106 Class B shares of Balanced and 6,217,229 Class C shares of Balanced
(valued at $212,480,812, $8,720,927 and $89,901,271,
respectively) for 14,149,056 Class A shares of Strategic
Allocation, 590,128, Class B shares of Strategic Allocation and 6,090,697 Class C shares of Strategic Allocation outstanding on April 29, 2005. Strategic Allocation had net assets on that date of $311,103,010 including
$24,476,197 of appreciation which were combined with those of Balanced. The aggregate net assets of Balanced immediately after the merger were $1,182,316,100. The shareholders of each class of Strategic Allocation received for each share owned approximately 1.04, 1.02, and 1.02 shares, respectively, for each Class A, Class B and Class C shares of Balanced.

The Board of Trustees of Phoenix Series Fund and the Board of Trustees of Phoenix Strategic Allocation Fund, including the independent Trustees, as applicable, approved the reorganization at a meeting held on February 23, 2005.

The definitive combined Prospectus/Information Statement on Form 497 (File No. 333-123660), as filed with the
Securities and Exchange Commission on April 26, 2005, is incorporated by reference into this Form N-SAR.